02021472

SEC FILE NUMBER
8- 48416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 12 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PFG Distribution Company

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 W. Germantown Pike, Suite 460
(No. and Street)

Plymouth Meeting (City) PA (State) 19462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kent C. Keim 484-530-4812
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Dan N. Mullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFG Distribution Company, as of December 31, ~~19X~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Daniel N. Mullen
Signature

Principal
Title

Notary Public

Notarial Seal
Heidi Reiss-Tait, Notary Public
Plymouth Twp., Montgomery County
My Commission Expires Oct. 24, 2005
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

To the Board of Directors of
PFG Distribution Company:

In planning and performing our audit of the financial statements and supplemental schedules of PFG Distribution Company (the "Company") for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2002

PFG Distribution Company

Financial Statements

For the year ended December 31, 2001

PFG Distribution Company

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors and Shareholder of
PFG Distribution Company:

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of PFG Distribution Company ("the Company") at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2002

PFG Distribution Company

Statement of Financial Condition
as of December 31, 2001

ASSETS		
Cash	$	58,660
Deferred federal income tax benefit		24,517
Total assets	$	83,177
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	30,000
Shareholder's Equity:		
Common stock, $25 par value; 1,000 shares authorized issued and outstanding		25,000
Additional paid-in capital		75,770
Deficit		(47,593)
Total shareholder's equity		53,177
Total liabilities and shareholder's equity	$	83,177

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Operations
for the year ended December 31, 2001

Revenues:	
Commissions on variable insurance products	$ 124,824
Expenses:	
Commissions paid to other broker-dealers	75,026
Commissions paid to non-broker-dealers	32,309
Allocated administrative expenses	17,489
Total expenses	124,824
Income from operations before income taxes	-
Federal income tax provision	-
Net income	$ -

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Shareholder's Equity
for the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Deficit	Total Shareholder's Equity
Balance, December 31, 2000	$ 25,000	$ 75,770	$ (47,593)	$ 53,177
Net income from operations	-	-	-	-
Balance, December 31, 2001	$ 25,000	$ 75,770	$ (47,593)	$ 53,177

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Cash Flows
for the year ended December 31, 2001

Cash, January 1	$	58,660
Cash flows from operating activities:		
Net income		-
Adjustments to reconcile net income to net cash used in operating activities		-
Cash, December 31	$	58,660

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. *Summary of Significant Accounting Policies:*

Description of Business
PFG Distribution Company ("PDC" or "the Company") is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. PDC is a wholly owned subsidiary of PFG Holdings, Inc. ("PFG"), which, through subsidiary companies, is engaged principally in the sale of insurance products. The Company does not hold customer accounts.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

Cash
Cash consists of short-term deposits placed with a financial institution.

Income Taxes
The Company files a consolidated federal tax return with its parent company and Philadelphia Financial Group, Inc.

The Company and PFG are parties to a tax sharing agreement. Pursuant to the terms of the agreement, PFG will reimburse the Company for net operating losses generated by the Company and utilized in the consolidated return. Accordingly, a deferred tax asset of $24,517 resulting from net losses incurred has been reflected in the accompanying statement of financial condition. Based on the Company's future expectations, management believes it is more likely than not that the Company will fully realize the gross deferred tax asset.

Revenue Recognition
Brokerage commission income and expenses are recorded on a trade-date basis.

2. *Intercompany Transactions:*

The Company has entered into an expense agreement with its affiliate, AGL Life Assurance Company (AGL). Under the terms of the agreement, AGL agreed to pay all of the general and administrative expenses of the Company. The Company is not obligated to repay AGL for these payments to the extent the expenses exceed revenue. The Company incurred $16,790 in commissions and $17,489 in administrative expenses to AGL during the year ended December 31, 2001.

Included in commission revenue on variable insurance products, is $107,334 collected from AGL for commission expenses incurred by the Company in the distribution of AGL variable insurance products.

3. *Regulatory Matters*

Net Capital Requirement
The Company is a limited securities broker/dealer with the National Association of Securities Dealers ("NASD") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2001, the Company had net capital, as defined, of $8,660.

NOTES TO FINANCIAL STATEMENTS

4. *Exemption from Reserve Requirements:*

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of December 31, 2001, the Company was in compliance with the conditions of this exemption.

5. *Commitments and Contingencies*

The Company is involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. In the opinion of management, the outcome of the various legal proceedings and litigation will not have a material adverse effect on the Company's financial position or results of operations.

6. *Subsequent Events*

Subsequent to December 31, 2001, the Company, along with its affiliate, Philadelphia Financial Group, Inc., reached an agreement to settle an outstanding claim. The Company's share of the settlement will be $30,000. The Company has accrued $30,000 at December 31, 2001 and as a result, will not incur any additional expense in connection with this settlement.

PFG Distribution Company

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2001

Computation of net capital:	
Total stockholder's equity from statement of financial condition	$ 53,177
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	53,177
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	53,177
Deductions and/or charges:	
Non-allowable assets:	
Deferred income taxes	(24,517)
Other additions and/or credits	
Insurance deductible	(20,000)
Total deductions and/or charges	(44,517)
Net capital before haircuts on securities	8,660
Haircuts on securities (pursuant to Rule 15c3-1(f))	-
Net capital	$ 8,660
Aggregate indebtedness:	
Items included in statement of financial condition	
Other accounts payable	30,000
Items not included in statement of financial condition	-
Total aggregate indebtedness	$ 30,000
Computation of basic net capital requirement:	
Minimum net capital required (based upon aggregate indebtedness)	$ 2,000
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 5,660
Ratio: aggregate indebtedness to net capital	3.46 to 1

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2001

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the coresponding computation prepared and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.